UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           SIMON PROPERTY GROUP, INC.
                                (Name of Issuer)

                        COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   828806109
                                 (CUSIP Number)

                            ANN F. CHAMBERLAIN, ESQ.
                             BINGHAM MCCUTCHEN, LLP
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4689
                                 (212) 705-7700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 22, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                    Page 2 of 3

                                      13D
CUSIP NO. 828806109

(1)  Name of reporting persons...................  STICHTING PENSIOENFONDS VOOR
                                                   DE GEZONDHEID GEESTELIJKE EN
     S.S. or I.R.S. identification Nos. of above   MAATSCHAPPELIJKE BELANGEN
     persons.....................................

(2)  Check the appropriate box if a member         (a) [ ]
     of a group (see instructions)...............
                                                   (b) [ ]

(3)  SEC use only................................

(4)  Source of funds (see instructions)..........  N/A

(5)  Check if disclosure of legal proceedings
     is required pursuant to items 2(d) or 2(e)    [ ]

(6)  Citizenship or place of organization........  THE NETHERLANDS

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...........................  9,055,867

(8)  Shared voting power.........................  None

(9)  Sole dispositive power......................  9,055,867

(10) Shared dispositive power....................  None

(11) Aggregate amount beneficially owned by each
     reporting person............................  9,055,867

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).. [ ]

(13) Percent of class represented by amount in
     Row (11)....................................  4.81%

(14) Type of reporting person (see instructions).  HC/EP


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                                                                    Page 3 of 3

                                  SCHEDULE 13D
                                AMENDMENT NO. 1



NOTE: This Amendment No. 1 amends the Statement on Schedule 13D filed on May 11, 1999 by STICHTING PENSIOENFONDS VOOR DE GEZONDHEID GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN ("PGGM") relating to common stock, par value $0.0001 per share (the "Common Stock"), of Simon Property Group, Inc., which to the best knowledge of the person filing this report is a Delaware corporation. This Amendment No. 1 is filed on behalf of PGGM.

     This Amendment No. 1 is being filed to reflect the fact that PGGM ceased to be the beneficial owner of more than 5% of the Common Stock on December 22, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to add Item 5(e) which is to read as follows:

         (e) On December 22, 2003 PGGM ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  December 24, 2003

                                 STICHTING PENSIOENFONDS VOOR DE
                                 GEZONDHEID GEESTELIJKE EN
                                 MAATSCHAPPELIJKE BELANGEN



                             By: /s/ Jan H.W.R. van der Vlist
                                 ------------------------------------------
                                 Jan H.W.R. van der Vlist, Attorney-in-Fact